Teva Highlights Growing Respiratory Portfolio at the 2016 American College of Allergy, Asthma
& Immunology Annual Scientific Meeting

Data Include Pivotal Results for Two Investigational Treatments for Persistent Asthma and an Oral
Presentation on the Healthcare Utilization Impact of Rescue Inhalers with Integrated Dose Counters

JERUSALEM, November 7, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced that ten company-sponsored abstracts will be presented at the 2016 American College of Allergy, Asthma & Immunology (ACAAI) Annual Scientific Meeting in San Francisco, California on November 10-14, 2016.

Data for presentation include results from three Phase III studies and one Phase I study of fluticasone propionate/salmeterol (FS) RespiClick®, a fixed-dose combination inhaled corticosteroid (ICS) and long-acting beta agonist (LABA) delivered via Teva’s RespiClick® breath-actuated, multi-dose dry powder inhaler (MDPI) and for fluticasone propionate (Fp) RespiClick® an ICS monotherapy also delivered via the RespiClick® device. This will be the first presentation of the Phase III clinical trial results for FS RespiClick® and Fp RespiClick®, which are currently under review with the U.S. Food & Drug Administration for the treatment of adolescent and adult patients with asthma. Abstracts of note include two poster presentations examining the efficacy and safety of Fp RespiClick® and FS RespiClick® at varying doses compared to placebo, and a poster presentation evaluating long-term safety of both products in asthmatic patients.

In addition, a retrospective, observational study pertaining to Teva’s rescue medication, ProAir® HFA (albuterol sulfate) Inhalation Aerosol from its Health Economics & Outcomes Research division will be presented via oral presentation. The study evaluated the impact of rescue inhalers with integrated dose counters (IDC), specifically ProAir® HFA, on healthcare utilization among asthmatic patients. Results from the study show how IDCs significantly contributed to improved outcomes for asthmatic patients while also reducing respiratory-related healthcare utilization, specifically hospitalizations and emergency department visits.

“We look forward to presenting new data and analyses for a number of products in our growing respiratory portfolio at the ACAAI Annual Scientific Meeting as we continue our work to help address the needs of people living with respiratory disease,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “When it comes to asthma, there is not a one-size-fits-all approach for treatment. Whether enhancing delivery device technology, enabling patients to track remaining doses in an inhaler with an integrated dose counter, or developing targeted biologic therapies, Teva is committed to developing and delivering therapies that will help patients across the severity spectrum better manage their illness.”

The following Teva-sponsored data will be presented at the 2016 ACAAI Annual Meeting:

Fluticasone Propionate/Salmeterol RespiClick® and Fluticasone Propionate RespiClick®

P148: Long-term Safety of Fluticasone Propionate and Fluticasone Propionate/Salmeterol Multi-dose Dry Powder Inhalers in Asthmatic Patients

•	This abstract will be presented during Asthma, Other Lower Airway Disorders on Friday, November 11, 2016 at 3:40 p.m. on Monitor 8

P149: Fluticasone Propionate and Fluticasone Propionate/Salmeterol Multi-dose Dry Powder Inhaler Pharmacokinetics in Patients With Persistent Asthma

•	This abstract will be presented during Asthma, Other Lower Airway Disorders on Friday, November 11, 2016 at 3:50 p.m. on Monitor 8

P139: Fluticasone Propionate And Fluticasone Propionate/Salmeterol Multi-dose Dry Powder Inhalers Compared With Placebo for Persistent Asthma

•	This abstract will be presented during Asthma, Other Lower Airway Disorders on Sunday, November 13, 2016 at 10:15 a.m. on Monitor 7

P142: Fluticasone Propionate and Fluticasone Propionate/Salmeterol Delivered via Multi-dose Dry Powder Inhalers for Persistent Asthma

•	This abstract will be presented during Asthma, Other Lower Airway Disorders on Sunday, November 13, 2016 at 12:50 p.m. on Monitor 8

ProAir RespiClick® (albuterol sulfate) Inhalation Powder

P152: Robust Performance of a Multi-dose Dry Powder Inhaler With Albuterol Sulfate Under Various Misuse Scenarios

•	This abstract will be presented during Asthma, Other Lower Airway Disorders on Friday, November 11, 2016 at 4:20 p.m. on Monitor 8

ProAir® HFA (albuterol sulfate) Inhalation Aerosol

O024 Healthcare Utilization in Asthma Patients Using Albuterol Hydrofluoroalkane Inhalation Aerosol With/Without an Integrated Dose Counter

•	This abstract will be orally presented on November 13, 2016 at 3:15 p.m. in Room 3024

Beclomethasone dipropionate HFA BAI

P150: Evaluation of Beclomethasone Dipropionate (80 and 160 mcg/day) Delivered via Breath Actuated Inhaler for Persistent Asthma

•	This abstract will be presented during Asthma, Other Lower Airway Disorders on Friday, November 11, 2016 at 4:00 p.m. on Monitor 8

P143: Beclomethasone Dipropionate Pharmacokinetics Delivered by Breath Actuated Inhaler and Metered Dose Inhaler in Healthy Subjects

•	This abstract will be presented during Asthma, Other Lower Airway Disorders on Sunday, November 13, 2016 at 1:00 p.m. on Monitor 7

CINQAIR®/CINQAERO® (reslizumab) Injection

P154: Indirect Comparison of Exacerbation Rates Among Patients Treated with Reslizumab Compared to Omalizumab and Mepolizumab

•	This abstract will be presented during Asthma, Other Lower Airway Disorders on Friday, November 11, 2016 at 4:40pm on Monitor 8

P155: Higher binding affinity and in vitro potency of reslizumab for interleukin-5 compared with mepolizumab

•	This abstract will be presented during Asthma, Other Lower Airway Disorders on Saturday, November 12, 2016 at 10:50 am on Monitor 8

About Teva Respiratory
Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-actuated device technologies, as well as a targeted biologic treatment for severe asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About CINQAIR® (reslizumab) Injection
CINQAIR (reslizumab) Injection is an interleukin-5 antagonist monoclonal antibody (IgG4 kappa) indicated for add-on maintenance treatment of patients with severe asthma aged 18 years and older, and with an eosinophilic phenotype.

Limitations of Use: CINQAIR is not indicated for:

treatment of other eosinophilic conditions
relief of acute bronchospasm or status asthmaticus

IMPORTANT SAFETY INFORMATION

WARNING: ANAPHYLAXIS

Anaphylaxis has been observed with CINQAIR infusion in 0.3% of patients in placebo-controlled clinical studies. Anaphylaxis was reported as early as the second dose of CINQAIR.

Anaphylaxis can be life-threatening. Patients should be observed for an appropriate period of time after CINQAIR administration by a healthcare professional prepared to manage anaphylaxis. Discontinue CINQAIR immediately if the patient experiences signs or symptoms of anaphylaxis.

CONTRAINDICATIONS

CINQAIR is contraindicated in patients who have known hypersensitivity to reslizumab or any of its excipients.

WARNINGS AND PRECAUTIONS

Acute Asthma Symptoms or Deteriorating Disease: CINQAIR should not be used to treat acute asthma symptoms or acute exacerbations. Do not use CINQAIR to treat acute bronchospasm or status asthmaticus. Patients should seek medical advice if their asthma remains uncontrolled or worsens after initiation of treatment with CINQAIR.

Malignancy: In placebo-controlled clinical studies, 6/1028 (0.6%) patients receiving 3 mg/kg CINQAIR had at least 1 malignant neoplasm reported compared to 2/730 (0.3%) patients in the placebo group. The observed malignancies in CINQAIR-treated patients were diverse in nature and without clustering of any particular tissue type. The majority of malignancies were diagnosed within less than six months of exposure to CINQAIR.

Reduction of Corticosteroid Dosage: No clinical studies have been conducted to assess reduction of maintenance corticosteroid dosages following administration of CINQAIR. Do not discontinue systemic or inhaled corticosteroids abruptly upon initiation of therapy with CINQAIR. Reductions in corticosteroid dose, if appropriate, should be gradual and performed under the supervision of a physician. Reduction in corticosteroid dose may be associated with systemic withdrawal symptoms and/or unmask conditions previously suppressed by systemic corticosteroid therapy.

Parasitic (Helminth) Infection: Eosinophils may be involved in the immunological response to some helminth infections. Treat patients with pre-existing helminth infections before initiating CINQAIR. If patients become infected while receiving treatment with CINQAIR and do not respond to anti-helminth treatment, discontinue treatment with CINQAIR until infection resolves.

ADVERSE REACTIONS

Adverse reactions that occurred at 2% incidence and more commonly than in the placebo group included 1 event: oropharyngeal pain (2.6% vs. 2.2%).

Elevated baseline creatine phosphokinase (CPK) was more frequent in patients randomized to CINQAIR (14%) versus placebo (9%). Transient CPK elevations in patients with normal baseline CPK values were observed more frequently with CINQAIR (20%) versus placebo (18%) during routine laboratory assessments.

Myalgia was reported in 1% (10/1028) of patients in the CINQAIR 3 mg/kg group compared to 0.5% (4/730) of patients in the placebo group.

Immunogenicity: In placebo-controlled studies, a treatment-emergent anti-reslizumab antibody response developed in 53/983 (5.4%) of CINQAIR-treated patients (3 mg/kg). The antibody responses were of low titer and often transient. There was no detectable impact of the antibodies on the clinical pharmacokinetics, pharmacodynamics, clinical efficacy, and safety of CINQAIR.

Please click here for full Prescribing Information

About ProAir® RespiClick (albuterol sulfate) Inhalation Powder
ProAir® RespiClick (albuterol sulfate) Inhalation Powder is indicated in patients 4 years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

IMPORTANT SAFETY INFORMATION

ProAir RespiClick® (albuterol sulfate) Inhalation Powder is contraindicated in patients with hypersensitivity to albuterol or patients with a severe hypersensitivity to milk proteins. Rare cases of hypersensitivity reactions, including urticaria, angioedema, and rash have been reported after the use of albuterol sulfate. There have been reports of anaphylactic reactions in patients using inhalation therapies containing lactose

ProAir RespiClick® can produce paradoxical bronchospasm that may be life-threatening. Discontinue ProAir RespiClick® and institute alternative therapy if paradoxical bronchospasm occurs

Need for more doses of ProAir RespiClick® than usual may be a marker of acute or chronic deterioration of asthma and requires reevaluation of treatment

ProAir RespiClick® alone may not be adequate to control asthma in many patients. Early consideration should be given to adding anti-inflammatory agents, e.g., corticosteroids

ProAir RespiClick®, like other beta-adrenergic agonists, can produce clinically significant cardiovascular effects in some patients, as measured by heart rate, blood pressure, and/or symptoms. If such effects occur, the drug may need to be discontinued

ProAir RespiClick®, as with all sympathomimetic amines, should be used with caution in patients with cardiovascular disorders (especially coronary insufficiency, cardiac arrhythmias, and hypertension), convulsive disorders, hyperthyroidism, and diabetes

Fatalities have been reported in association with excessive use of inhaled sympathomimetic drugs in patients with asthma. Do not exceed the recommended dose

Immediate hypersensitivity reactions may occur. Discontinue ProAir RespiClick® immediately

ProAir RespiClick® may produce significant hypokalemia in some patients, which has the potential to produce adverse cardiovascular effects. The decrease is usually transient, not requiring supplementation

Potential drug interactions can occur with beta-blockers, diuretics, digoxin, or monoamine oxidase inhibitors, and tricyclic antidepressants

In controlled studies of ProAir RespiClick® in patients 12 years of age and older, adverse events that occurred at an incidence rate of at least 1% and greater than placebo included back pain (2% vs 1%), pain (2% vs <1%), gastroenteritis viral (1% vs <1%), sinus headache (1% vs <1%), and urinary tract infection (1% vs <1%)

In controlled studies of ProAir RespiClick® in patients 4 to 11 years of age, adverse events that occurred at an incidence rate of at least 2% and greater than placebo included nasopharyngitis (2% vs 1%), oropharyngeal pain (2% vs 1%), and vomiting (3% vs 1%)

Please click here for Full Prescribing Information

About ProAir® HFA (albuterol sulfate) Inhalation Aerosol
ProAir® HFA (albuterol sulfate) Inhalation Aerosol is indicated in patients 4 years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

IMPORTANT SAFETY INFORMATION

Inhaled albuterol sulfate can produce paradoxical bronchospasm that may be life-threatening. It should be recognized that paradoxical bronchospasm, when associated with inhaled formulations, frequently occurs with the first use of a new canister
Fatalities have been reported in association with excessive use of inhaled sympathomimetic drugs in patients with asthma
ProAir HFA, as with all sympathomimetic amines, should be used with caution in patients with cardiovascular disorders (especially coronary insufficiency, cardiac arrhythmias, and hypertension), convulsive disorders, hyperthyroidism, and diabetes
Potential drug interactions can occur with beta-blockers, diuretics, digoxin, or monoamine oxidase inhibitors, and tricyclic antidepressants.
Do not exceed the recommended dose
Adverse events, which occurred at an incidence rate of at least 3% with ProAir HFA, include headache, tachycardia, pain, dizziness, pharyngitis, and rhinitis

Please click here for full Prescribing Information

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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